Exhibit 99

United Rentals, Inc. Five Greenwich Office Park Greenwich, CT 06830 Tel: 203-622-3131 Fax: 203-622-6080 unitedrentals.com

UNITED RENTALS ANNOUNCES PRELIMINARY SECOND QUARTER 2005 EARNINGS

AND REAFFIRMS 2005 OUTLOOK

GREENWICH, Conn. – August 9, 2005 – United Rentals, Inc. (NYSE: URI) today announced that it expects diluted earnings per share of $0.53 for the second quarter of 2005. The company also reaffirmed its previous full year 2005 outlook for diluted earnings per share of $1.60 to $1.70 and free cash flow of at least $200 million after total capital expenditures of approximately $750 million.

Preliminary Second Quarter 2005 Financial Highlights

For the second quarter 2005 compared with last year’s second quarter:

•	Total revenues increased 15.5% to $896 million.
•	Same-store rental revenues increased 11.4%.
•	Contractor supplies sales increased 48% to $85 million.
•	Dollar utilization was 64.8%, an increase of 4.7 percentage points.
•	Rental rates for the general rentals segment increased 5.2%.

Second Quarter and First Half 2005 Selected Business and Preliminary Financial Data

As previously announced, the company has delayed reporting final results for 2004 and will delay finalizing results for 2005 interim periods until after it reports 2004 results. Accordingly, the company will delay filing its second quarter Form 10-Q beyond the due date and the five-day extension period. The earnings, financial highlights, other selected financial data and 2005 outlook provided in this press release are preliminary and subject to change based on completion of the 2004 audit or the outcome of the previously announced SEC inquiry and the related internal review. This data should not be viewed as a substitute for full financial statements.

Total revenues for the second quarter of 2005 were $896 million, an increase of 15.5% compared with $776 million for the same period last year. The size of the rental fleet, as measured by the original equipment cost, was $3.9 billion and the age of the rental fleet was 39 months at June 30, 2005, compared with $3.7 billion and 40 months at year-end 2004.

Total revenues for the first six months of 2005 were $1.63 billion, an increase of 14.6% compared with $1.42 billion for the first six months of 2004. Cash flow from operations was $356 million during the first half of 2005 compared with $359 million during the 2004 period. Cash flow from operations during the first half of 2005 was essentially the same as in the first half of 2004 due primarily to the impact of lower cash generated from working capital in 2005.

Purchases of rental equipment were $482 million in the first half of 2005 compared with $322 million in the first half of 2004. Free cash flow during the first half of 2005 was negative $21 million compared with free cash flow generation of $110 million during the first half of 2004. The decline in free cash flow was largely the result of the $160 million increase in rental fleet investment. The total cash balance was $254 million at June 30, 2005, a decrease of $48 million from year-end 2004.

General Rentals Segment

Second quarter 2005 revenues for general rentals were $823 million, an increase of 16.0% compared with $709 million for the second quarter of 2004. Rental rates for the second quarter increased 5.2% and same-store rental revenues increased 11.3% from the second quarter of 2004.

First half 2005 revenues for general rentals were $1.51 billion, an increase of 15.4% compared with $1.31 billion for the first half of 2004. Rental rates for the first half increased 7.1% and same-store rental revenues increased 11.2% from the first half of 2004.

General rentals segment revenues represented 93% of total revenues in the first six months of 2005.

Traffic Control Segment

Second quarter 2005 revenues for traffic control were $73 million, an increase of 10.2% compared with $67 million for the second quarter of 2004. Same-store rental revenues for the second quarter increased 12.6% from the second quarter of 2004.

First half 2005 revenues for traffic control were $117 million, an increase of 4.7% compared with $112 million for the first half of 2004. Same-store rental revenues for the first half increased 6.3% from the first half of 2004.

CEO Comments and Outlook

Wayland Hicks, chief executive officer, said, “Our strong performance this quarter reflects our success in continuing to improve rental rates, while at the same time expanding our rental fleet and increasing time utilization.

“To drive future growth, we are opening new branches in attractive markets. We expect to open 30 to 35 new branches in 2005, including the 18 we’ve already opened. These branches will increase our presence in existing markets and expand our footprint into new areas.

“We are also continuing to grow our sales of contractor supplies at a rapid pace. These sales were up 48% compared with last year’s second quarter, and we have opened eight regional distribution centers to support future growth.

“The significant investment we are making in our branch network and our rental fleet should allow us to capitalize on the continued improvement in private non-residential construction spending. First half spending rose 5.9% year-over-year according to Department of Commerce data.”

Hicks concluded, “We are working diligently to finalize our results as soon as possible. In the meantime, our organization is continuing to focus on providing superior customer service and growing the business. For the full year 2005, we are on track to achieve total revenues of $3.4 billion, diluted earnings per share of $1.60 to $1.70 and free cash flow of at least $200 million.”

Update on Restatements for Prior Periods

Self-Insurance Reserve Restatement

The company previously announced that it expects to restate its financial statements for the years 2000 through 2003 and the first nine months of 2004 to correct the expense associated with its self-insurance reserve. This expense was too high in 2004 and 2003 and too low in 2002 and prior years. The company has concluded that the reserve level at year-end 2004 is appropriate.

Income Tax Restatement

The company previously announced that it expects to restate its financial statements for years prior to 2004 to correct the provision for income taxes. While the analysis is not yet complete, the company continues to believe that this restatement is likely to decrease the aggregate income tax expense for periods prior to 2004, although the expense in particular periods could increase. The company also continues to believe that this restatement will not impact 2004. Further analysis is required to confirm these conclusions.

Status of Special Committee Review Relating to Previously Disclosed SEC Inquiry

The special committee of independent directors of the company’s board of directors is continuing to review matters relating to the SEC inquiry. As previously stated, this inquiry appears to relate to a broad range of the company’s accounting practices and is not confined to a specific period.

As previously reported, the matters being reviewed by the special committee include several short-term equipment sale-leaseback transactions that occurred in 2000, 2001 and 2002. The special committee review of these transactions, as well as its broader review relating to the SEC inquiry, is ongoing and no final conclusions have been reached. However, as previously reported, the committee has information that suggests that the accounting for at least some of these sale-leaseback transactions was incorrect. The company reported aggregate gross profit from these transactions of $12.5 million, $20.2 million and $1.5 million in 2000, 2001 and 2002, respectively.

Status of 2004 Results

As previously disclosed, the company has delayed finalizing its 2004 results in order to review matters relating to the SEC inquiry and complete the self-insurance and income tax restatements. The company expects to finalize its results for the first and second quarters of 2005 after it reports final results for 2004. The company will also set its 2004 annual meeting date at that time.

Conference Call

United Rentals will hold a conference call today, Tuesday, August 9th, at 11 a.m. Eastern Time. The conference will be available live by audio webcast at unitedrentals.com, where it will be archived.

About United Rentals

United Rentals, Inc. is the largest equipment rental company in the world, with an integrated network of more than 730 rental locations in 48 states, 10 Canadian provinces and Mexico. The company’s 13,200 employees serve construction and industrial customers, utilities, municipalities, homeowners and others. The company offers for rent over 600 different types of equipment with a total original cost of $3.9 billion. United Rentals is a member of the Standard & Poor’s MidCap 400 Index and the Russell 2000 Index® and is headquartered in Greenwich, Connecticut. Additional information about United Rentals is available at unitedrentals.com.

The company’s results for 2004 and the second quarter and first half of 2005 have not been finalized and, consequently, the results and other data for these periods are preliminary and subject to change. Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "intends," "projects," "forecasts," "may," "will," "should," "on track" or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy or outlook. The company's business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) unfavorable economic and industry conditions can reduce demand and prices for the company's products and services, (2) governmental funding for highway and other construction projects may not reach expected levels, (3) the company may not have access to capital that it may require, (4) any companies that United Rentals acquires could have undiscovered liabilities and may be difficult to integrate, (5) rates may increase less than anticipated or costs may increase more than anticipated, (6) the audit of the company’s 2004 results has not yet been completed and, accordingly, previously announced data for 2004 are subject to change, (7) the evaluation and testing of the company’s internal controls over financial reporting have not yet been completed and additional material weaknesses may be identified, (8) the company may incur significant expenses in connection with the SEC inquiry of the company and the class action lawsuits and derivative actions that were filed in light of the SEC inquiry, (9) there can be no assurance that the outcome of the SEC inquiry or internal review will not require changes in the company’s accounting policies and practices, restatement of financial statements, revisions of preliminary results or guidance, and/or otherwise be adverse to the company, and (10) consents or waivers from lenders may not be obtained or may be costly to obtain, or security holders may elect to declare an event of default under various indentures based on the company’s delay in filing SEC reports. Certain of these risks and uncertainties, as well as others, are discussed in greater detail in the company's filings with the SEC. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

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Contact:

Chuck Wessendorf

VP, Investor Relations and

Corporate Communications

United Rentals, Inc.

(203) 618-7318

cwessendorf@ur.com

UNITED RENTALS, INC.

FREE CASH FLOW GAAP RECONCILIATION

FIRST HALF 2005

We define "free cash flow" as (i) net cash provided by operating activities less (ii) purchases of rental equipment and other property and equipment plus (iii) proceeds from sales of rental equipment and proceeds from sales of rental locations. Free cash flow is presented to provide additional information concerning cash flow available to meet future debt service obligations and working capital requirements. However, free cash flow is not a measure of financial performance or liquidity under Generally Accepted Accounting Principles (“GAAP”). Accordingly, free cash flow should not be considered an alternative to net income or cash flow from operating activities as indicators of operating performance or liquidity. The table below provides a reconciliation between preliminary net cash provided by operating activities and free cash flow.

	Six Months Ended
	June 30
	2005	2004
	(in millions)
Net cash provided by operating activities	$ 355.8	$ 359.0
Purchases of rental equipment	(482.3)	(321.7)
Purchases of property and equipment	(37.7)	(37.8)
Proceeds from sales of rental equipment	140.2	110.9
Proceeds from sales of rental locations	2.9	—
Free Cash Flow	$ (21.1)	$ 110.4